Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.

Unaudited interim condensed consolidated financial statements as of September 30, 2023 and June 30, 2023,

and for the three-month periods ended

September 30, 2023 and 2022.

INDEX

Unaudited interim condensed consolidated financial statements as of September 30, 2023 and June 30, 2023, and for the three-month periods ended September 30, 2023 and 2022.
Unaudited interim condensed consolidated statements of financial position as of September 30, 2023 and June 30, 2023.	F-3
Unaudited interim condensed consolidated statements of comprehensive income for the three-month periods ended September 30, 2023 and 2022.	F-5
Unaudited interim condensed consolidated statements of changes in equity for the three-month periods ended September 30, 2023 and 2022.	F-6
Unaudited interim condensed consolidated statements of cash flows for the three-month periods ended September 30, 2023 and 2022.	F-8
Notes to the unaudited interim condensed consolidated financial statements	F-11

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2023, and June 30, 2023

(Amounts in US$)

	Notes	09/30/2023	06/30/2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5.1	28,373,924	48,129,194
Other financial assets	5.2	14,628,202	12,135,020
Trade receivables	5.3	186,276,319	158,006,474
Other receivables	5.4	24,902,503	28,824,998
Income and minimum presumed recoverable income taxes		2,022,328	9,444,898
Inventories	5.5	138,076,822	140,426,975
Biological assets	5.6	1,141,113	146,842
Total current assets		395,421,211	397,114,401

NON-CURRENT ASSETS
Other financial assets	5.2	502,910	444,909
Other receivables	5.4	2,393,939	2,546,241
Income and minimum presumed recoverable income taxes		5,446	16,286
Deferred tax assets	7	8,230,402	7,312,964
Investments in joint ventures and associates	11	40,820,784	39,296,810
Investment properties	5.10	3,675,493	3,589,749
Property, plant and equipment	5.7	69,930,709	67,853,835
Intangible assets	5.8	173,034,536	173,783,956
Goodwill	5.9	112,163,432	112,163,432
Right of use asset	14	13,519,199	13,936,575
Total non-current assets		424,276,850	420,944,757
Total assets		819,698,061	818,059,158

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2023, and June 30, 2023

(Amounts in US$)

LIABILITIES	Notes	09/30/2023	06/30/2023

CURRENT LIABILITIES
Trade and other payables	5.11	159,125,358	150,807,674
Borrowings	5.12	100,720,985	107,639,659
Employee benefits and social security	5.14	10,019,165	9,606,707
Deferred revenue and advances from customers	5.15	32,771,902	24,875,662
Income tax payable		536,840	509,034
Consideration for acquisition		4,202,389	1,415,099
Lease liabilities	14	4,326,889	3,858,699
Total current liabilities		311,703,528	298,712,534

NON-CURRENT LIABILITIES
Borrowings	5.12	48,789,492	60,670,946
Deferred revenue and advances from customers	5.15	2,202,374	2,057,805
Joint ventures and associates	11	638,126	622,823
Deferred tax liabilities	7	34,393,580	35,785,347
Provisions		668,775	891,769
Consideration for acquisition		2,540,181	3,578,157
Secured notes	5.13	76,911,874	75,213,146
Lease liabilities	14	9,225,862	10,030,524
Total non-current liabilities		175,370,264	188,850,517
Total liabilities		487,073,792	487,563,051

EQUITY
Equity attributable to owners of the parent		298,966,341	298,594,088
Non-controlling interest		33,657,928	31,902,019
Total equity		332,624,269	330,496,107
Total equity and liabilities		819,698,061	818,059,158

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month periods ended of September 30, 2023, and 2022

(Amounts in US$)

	Notes	09/30/2023	09/30/2022
Revenues from contracts with customers	6.1	116,182,805	126,843,248
Initial recognition and changes in the fair value of biological assets at the point of harvest		410,913	490,006

Cost of sales	6.2	(71,615,781)	(75,675,878)
Changes in the net realizable value of agricultural products after harvest		(1,446,316)	(227,936)
Research and development expenses	6.3	(4,581,241)	(3,852,014)
Selling, general and administrative expenses	6.4	(33,932,848)	(31,904,911)
Share of profit or loss of joint ventures and associates	11	1,508,671	842,240
Other income or expenses, net	6.5	(1,231,635)	478,041
Operating profit		5,294,568	16,992,796

Financial cost	6.6	(7,661,857)	(6,779,847)
Other financial results	6.6	117,865	(1,288,306)
(Loss) profit before income tax		(2,249,424)	8,924,643
Income tax	7	(429,040)	(5,012,643)
(Loss) profit for the period		(2,678,464)	3,912,000

(Loss) profit for the period attributable to:
Equity holders of the parent		(4,591,634)	498,297
Non-controlling interests		1,913,170	3,413,703
		(2,678,464)	3,912,000
(Loss) profit per share
Basic (loss) profit attributable to ordinary equity holders of the parent	8	(0.0731)	0.0082
Diluted (loss) profit attributable to ordinary equity holders of the parent	8	(0.0731)	0.0081

(Loss) profit for the period		(2,678,464)	3,912,000
Other comprehensive (loss) income		(929,957)	31,025
Items that may be subsequently reclassified to profit and loss		(929,957)	31,025
Foreign exchange differences on translation of foreign operations from joint ventures		—	100,868
Foreign exchange differences on translation of foreign operations		(929,957)	(69,843)
Total comprehensive (loss) profit		(3,608,421)	3,943,025

Total comprehensive (loss) profit attributable to:
Equity holders of the parent		(5,364,330)	401,715
Non-controlling interests		1,755,909	3,541,310
		(3,608,421)	3,943,025

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month periods ended of September 30, 2023, and 2022

(Amounts in US$)

	Attributable to the equity holders of the parent
											Equity /
					Stock					Revaluation	(deficit)
			Changes in	Own	options		Cost of		Foreign	of PP&E	attributable
			non-	shares	and share		own		currency	and effect	to owners	Non-
	Issued	Share	controlling	trading	based	Convertible	shares	Retained	translation	of tax rate	of the	controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	held	deficit	reserve	change	parent	Interests	equity
06/30/2022	4,637	158,819,506	(255,893)	(916,202)	3,767,925	175,745	(3,530,926)	(32,682,893)	969,402	1,007,272	127,358,573	30,940,275	158,298,848
Share-based incentives	6	554,999	—	135,361	55,892	—	—	—	—	—	746,258	—	746,258
Business combination	1,640	153,357,564	—	—	1,620,140	—	—	—	—	—	154,979,344	—	154,979,344
Capitalization of convertible notes (Note 5.13)	153	12,211,485	—	—	—	—	—	—	—	—	12,211,638	—	12,211,638
Purchase of own shares	—	—	—	—	—	—	(24,291,047)	—	—	—	(24,291,047)	—	(24,291,047)
Issuance of convertible notes (Note 7.13)	—	—	—	—	—	9,109,516	—	—	—	—	9,109,516	—	9,109,516
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(187,977)	(187,977)
(Loss) profit for the period	—	—	—	—	—	—	—	498,297	—	—	498,297	3,413,703	3,912,000
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(96,582)	—	(96,582)	127,607	31,025
09/30/2022	6,436	324,943,554	(255,893)	(780,841)	5,443,957	9,285,261	(27,821,973)	(32,184,596)	872,820	1,007,272	280,515,997	34,293,608	314,809,605

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month periods ended of September 30, 2023, and 2022

(Amounts in US$)

	Attributable to the equity holders of the parent
					Stock					Revaluation	Equity /
			Changes	Own	options		Cost of		Foreign	of PP&E	(deficit)
			in non-	shares	and share		own		currency	and effect	attributable	Non-
	Issued	Share	controlling	trading	based	Convertible	shares	Retained	translation	of tax rate	to owners of	controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	held	deficit	reserve	change	the parent	Interests	equity
06/30/2023	6,493	327,028,559	(255,893)	(780,841)	6,645,442	9,285,261	(30,553,591)	(13,903,017)	1,282,377	(160,702)	298,594,088	31,902,019	330,496,107
Share-based incentives	—	—	—	—	6,193,668	—	—	—	—	—	6,193,668	—	6,193,668
Purchase of own shares	—	—	—	—	—	—	(457,085)	—	—	—	(457,085)	—	(457,085)
(Loss) profit for the period	—	—	—	—	—	—	—	(4,591,634)	—	—	(4,591,634)	1,913,170	(2,678,464)
Other comprehensive loss	—	—	—	—	—	—	—	—	(772,696)	—	(772,696)	(157,261)	(929,957)
09/30/2023	6,493	327,028,559	(255,893)	(780,841)	12,839,110	9,285,261	(31,010,676)	(18,494,651)	509,681	(160,702)	298,966,341	33,657,928	332,624,269

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month periods ended of September 30, 2023, and 2022

(Amounts in US$)

	Notes	09/30/2023	09/30/2022
OPERATING ACTIVITIES
(Loss) profit for the period		(2,678,464)	3,912,000

Adjustments to reconcile profit to net cash flows
Income tax	7	429,040	5,012,643
Financial results		7,543,992	8,068,153
Depreciation of property, plant and equipment	5.7	1,243,403	1,382,093
Amortization of intangible assets	5.8	2,747,206	2,476,832
Depreciation of leased assets	14	837,199	676,427
Transactional expenses		—	2,794,339
Share-based incentive and stock options		6,193,668	227,351
Share of profit or loss of joint ventures and associates	11	(1,508,671)	(842,240)
Provisions for contingencies		27,109	2,448
Allowance for impairment of trade debtors		352,920	156,053
Allowance for obsolescence		505,285	618,489
Initial recognition and changes in the fair value of biological assets		(410,913)	(490,006)
Changes in the net realizable value of agricultural products after harvest		1,446,316	227,936
Gain or loss on sale of equipment and intangible assets		(26,669)	(115,942)

Working capital adjustments
Trade receivables		(31,012,196)	(29,709,414)
Other receivables		3,722,853	(5,665,708)
Income and minimum presumed income taxes payable		7,113,764	(376,576)
Inventories and biological assets		(197,454)	(7,391,556)
Trade and other payables		7,499,929	(18,108,556)
Employee benefits and social security		412,458	3,226,505
Deferred revenue and advances from customers		8,040,809	373,181
Income taxes paid		(163,205)	(1,051,644)
Interest collected		2,293,676	2,125,194
Inflation effects on working capital adjustments		321,539	69,662
Net cash flows generated (used) by operating activities		14,733,594	(32,402,336)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month periods ended of September 30, 2023, and 2022

(Amounts in US$)

	Notes	09/30/2023	09/30/2022
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		35,682	115,942
Net cash received from business combination		—	5,933,265
Net loans granted to shareholders and other related parties		—	1,609
Proceeds from financial assets		(509,534)	2,729,598
Investment in financial assets		(2,215,965)	(889,342)
Purchase of property, plant and equipment	5.7	(3,985,249)	(1,414,730)
Capitalized development expenditures	5.8	(1,947,504)	(3,241,008)
Purchase of intangible assets	5.8	(64,486)	(209,863)
Net cash flows (used) generated by investing activities		(8,687,056)	3,025,471

FINANCING ACTIVITIES
Proceeds from borrowings		26,837,346	93,327,748
Repayment of borrowings and financed payments		(46,865,499)	(47,061,271)
Interest payments		(4,539,455)	(3,016,078)
Other financial proceeds or payments, net		(781,199)	(1,717,070)
Purchase of own shares		(457,085)	(376,018)
Leased assets payments	14	(1,170,039)	(744,365)
Cash dividend distributed by subsidiary		—	(187,977)
Net cash flows (used) generated by financing activities		(26,975,931)	40,224,969

Net (decrease) increase in cash and cash equivalents		(20,929,393)	10,848,104

Inflation effects on cash and cash equivalents		(24,266)	(12,404)

Cash and cash equivalents as of beginning of the period	5.1	48,129,194	33,475,266
Effect of exchange rate changes on cash and equivalents		1,198,389	3,076,600
Cash and cash equivalents as of the end of the period	5.1	28,373,924	47,387,566

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Index

1.	General information.

2.	Accounting standards and basis of preparation.

3.	New standards, amendments and interpretations issued by the IASB.

4.	Seasonality

5.	Information about components of unaudited interim condensed consolidated statement of financial position.

6.	Information about components of unaudited interim condensed consolidated statement of comprehensive income.

7.	Taxation.

8.	Earnings per share.

9.	Equity information.

10.	Cash flow information.

11.	Joint ventures and associates.

12.	Segment information.

13.	Financial instruments – Risk management.

14.	Leases.

15.	Shareholders and other related parties’ balances and transactions.

16.	Key management personnel compensation.

17.	Share-based payments.

18.	Contingencies, commitments and restrictions on the distribution of profits.

19.	Events occurring after the reporting period.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

1.    GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ:BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ products create economic incentives for farmers and other stakeholders to adopt environmentally friendly production practices. Bioceres has a unique biotech platform with high impact, patented technologies for seeds and microbial ag inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 40 countries, mainly in Argentina, Brazil, United States, Europe and South Africa.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.    ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the three-month period ended September 30, 2023, have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements for the fiscal year ended June 30, 2023.

Authorization for the issue of the consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of September 30, 2023, June 30, 2023 and for the three-month periods ended September 30, 2023 and 2022 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on November 29, 2023.

Basis of measurement

The consolidated financial statements of the Group have been prepared using:

●	Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.
●	Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

b)	Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

c)	Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

Changes in accounting policies

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2023.

3.    NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a)The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group.

-	Amendment to IAS 12 –Deferred tax related to assets and liabilities arising from a single transaction.
-	International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12)
-	Amendments to IAS 1 and IFRS Practice Statement 2- Disclosure of Accounting Policies
-	Amendments to IAS 8-Definition of Accounting Estimates
-	IFRS 17, “Insurance Contracts”

These new standards and amendments did not have any material impact on the Group.

b)The following new standards are not yet adopted by the Group.

-	Amendments to IFRS 16- Lease Liability in a Sale and Leaseback. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.
-	Amendments to IAS1 – Non- current liabilities with covenants. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.
-	Amendments to IAS 7- Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.
-	Amendments to IAS 21- The Effects of Changes in Foreign Exchange Ratestitled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after 1 January 2025.
-	Amendment to IAS 7 and IFRS 7 - Supplier Financing. The amendments are effective for annual periods beginning on or after January 1, 2024.

These amendments are not expected to have material impact on the Group.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

4.    SEASONALITY

Our revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing market prices, which influence the purchase decisions of growers, the end users of our seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting, as well as growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Our portfolio is highly oriented to crop planting. Generally, our sales are concentrated in the third and fourth quarters of each calendar year, when demand for our seed and integrated products, crop protection products and crop nutrition products increases as growers begin planting their summer crops in South America, while winter crop season occurs in the Northern hemisphere. With our seed and integrated products business, we contract with growers and seed suppliers based upon our anticipated market demand. Generally, in our seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with our crop protection and our crop nutrition business following a similar cycle to the seed cycle. Milestone, royalty, and license revenues are also likely to fluctuate from period to period given the seasonality of agriculture and time required to progress from one milestone to the next.

Our seed and integrated products, crop protection and crop nutrition businesses are also affected by unpredictable weather conditions such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, as well as other hazardous situations beyond our control, which may cause our sales and operating results to fluctuate significantly. In addition, disruptions that cause delays by growers in harvesting or planting can result in the movement of orders to a future quarter, which also causes fluctuations in our quarterly operating results. Finally, some of our customers and distributors order in bulk only one or two times a year, which may further cause our seed product revenues to fluctuate from period to period.

5.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

5.1.  Cash and cash equivalents

	09/30/2023	06/30/2023
Cash at bank and on hand	25,954,730	48,129,194
Mutual funds	2,419,194	—
	28,373,924	48,129,194

5.2.  Other financial assets

	09/30/2023	06/30/2023
Current
Restricted short-term deposits	—	212,703
US Treasury bills	9,719,486	9,163,298
Mutual funds	3,236,702	1,596,539
Other investments	1,672,014	1,162,480
	14,628,202	12,135,020

	09/30/2023	06/30/2023
Non-current
Shares of Bioceres S.A.	444,575	444,635
Other investments	58,335	274
	502,910	444,909

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.3.  Trade receivables

	09/30/2023	06/30/2023
Current
Trade debtors	189,222,562	160,269,233
Allowance for impairment of trade debtors	(7,615,433)	(7,425,604)
Shareholders and other related parties (Note 15)	1,368,373	—
Allowance for credit notes to be issued	(2,610,596)	(3,694,019)
Trade debtors - Joint ventures and associates (Note 15)	781,451	865,627
Deferred checks	5,129,962	7,991,237
	186,276,319	158,006,474

The book value is reasonably approximate to the fair value given its short-term nature.

5.4.  Other receivables

	09/30/2023	06/30/2023
Current
Taxes	6,009,626	6,113,764
Receivables for PP&E sales	89,715	156,423
Shareholders and other related parties (Note 15)	2,919,431	3,792,429
Other receivables - Joint ventures and associates (Note 15)	6,469,863	6,104,219
Prepayments to suppliers	5,010,022	10,956,831
Reimbursements over exports	10,558	10,558
Prepaid expenses and other receivables	3,657,633	1,302,221
Miscellaneous	735,655	388,553
	24,902,503	28,824,998

	09/30/2023	06/30/2023
Non-current
Taxes	865,588	873,699
Reimbursements over exports	1,268,928	1,290,227
Loans receivables	230,000	230,000
Miscellaneous	29,423	152,315
	2,393,939	2,546,241

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.5.  Inventories

	09/30/2023	06/30/2023
Seeds	9,293,210	1,542,159
Resale products	71,973,203	58,544,931
Manufactured products	19,604,930	25,881,761
Goods in transit	2,298,136	3,620,606
Supplies	18,709,303	24,893,187
Agricultural products	19,111,345	28,436,830
Allowance for obsolescence	(2,913,305)	(2,492,499)
	138,076,822	140,426,975

Net of agricultural products	118,965,477	111,990,145

5.6.  Biological assets

Changes in Biological assets:

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the period	—	—	87,785	59,057	—	146,842
Initial recognition and changes in the fair value of biological assets at the point of harvest	—	—	276,511	134,402	—	410,913
Costs incurred during the period	374,456	177,601	—	—	31,301	583,358
Period ended September 30, 2023	374,456	177,601	364,296	193,459	31,301	1,141,113

	Wheat	Barley	Total
Beginning of the period	44,413	12,900	57,313
Initial recognition and changes in the fair value of biological assets at the point of harvest	365,833	124,173	490,006
Costs incurred during the period	378,631	122,837	501,468
Exchange differences	(16,699)	(5,344)	(22,043)
Period ended September 30, 2022	772,178	254,566	1,026,744

5.7.  Property, plant and equipment

Property, plant and equipment as of September 30, 2023 and June 30, 2023 included the following:

	09/30/2023	06/30/2023
Gross carrying amount	96,833,359	93,634,779
Accumulated depreciation	(26,902,650)	(25,780,944)
Net carrying amount	69,930,709	67,853,835

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Net carrying amount for each class of assets is as follows:

	Net carrying	Net carrying
	amount	amount
Class	09/30/2023	06/30/2023
Office equipment	280,905	263,892
Vehicles	1,862,542	2,032,853
Equipment and computer software	167,741	174,399
Fixtures and fittings	2,676,861	2,862,949
Machinery and equipment	13,970,593	14,463,756
Land and buildings	35,640,076	36,144,792
Buildings in progress	15,331,991	11,911,194
Total	69,930,709	67,853,835

1.      Gross carrying amount as of September 30, 2023 is as follows:

	Gross carrying amount
	As of the
	beginning			Foreign	As of the
	of the			currency	end of the
Class	period	Additions	Disposals	translation	period
Office equipment	968,088	34,918	—	(2,764)	1,000,242
Vehicles	5,492,319	28,680	(45,062)	(1,498)	5,474,439
Equipment and computer software	974,509	30,188	—	(5,857)	998,840
Fixtures and fittings	7,663,899	—	—	(2,126)	7,661,773
Machinery and equipment	23,513,047	176,837	—	(91,465)	23,598,419
Land and buildings	43,111,723	—	—	(344,068)	42,767,655
Buildings in progress	11,911,194	3,678,037	—	(257,240)	15,331,991
Total	93,634,779	3,948,660	(45,062)	(705,018)	96,833,359

2.     Accumulated depreciation as of September 30, 2023 is as follows:

	Depreciation
	Accumulated
	as of the			Foreign	Accumulated
	beginning of			currency	as of the end
Class	the period	Disposals	Of the period	translation	of the period
Office equipment	704,196	—	17,004	(1,863)	719,337
Vehicles	3,459,466	(36,049)	188,532	(52)	3,611,897
Equipment and computer software	800,110	—	35,963	(4,974)	831,099
Fixtures and fittings	4,800,950	—	184,877	(915)	4,984,912
Machinery and equipment	9,049,291	—	595,729	(17,194)	9,627,826
Land and buildings	6,966,931	—	221,298	(60,650)	7,127,579
Total	25,780,944	(36,049)	1,243,403	(85,648)	26,902,650

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

3.     Gross carrying amount as of September 30, 2022 is as follows:

	Gross carrying amount
	As of the		Additions		Foreign	As of the
	beginning		from business		currency	end of the
Class	of the period	Additions	combination	Disposals	translation	period
Office equipment	908,004	—	—	—	(15,172)	892,832
Vehicles	5,261,979	226,051	—	(59,744)	(6,243)	5,422,043
Equipment and computer software	925,349	41,658	12,469	—	(6,667)	972,809
Fixtures and fittings	7,606,389	33,869	5,379	—	(5,539)	7,640,098
Machinery and equipment	13,017,830	107,717	7,047,496	—	(24,469)	20,148,574
Land and buildings	40,659,129	—	4,750,136	—	(313,148)	45,096,117
Buildings in progress	3,142,774	1,005,435	1,285,092	—	(17,941)	5,415,360
Total	71,521,454	1,414,730	13,100,572	(59,744)	(389,179)	85,587,833

4.      Accumulated depreciation as of September 30, 2022 is as follows:

	Depreciation
	Accumulated
	as of the			Foreign	Accumulated
	beginning of		Of the	currency	as of the end
Class	the period	Disposals	period	translation	of the period
Office equipment	638,466	—	17,053	(16,931)	638,588
Vehicles	2,596,905	(59,744)	226,899	(3,364)	2,760,696
Equipment and computer software	693,673	—	28,914	(476)	722,111
Fixtures and fittings	4,059,470	—	206,830	(23,814)	4,242,486
Machinery and equipment	7,205,870	—	679,201	(180,089)	7,704,982
Land and buildings	6,418,745	—	223,196	(695)	6,641,246
Total	21,613,129	(59,744)	1,382,093	(225,369)	22,710,109

The depreciation charge is included in Notes 6.3 and 6.4. The Group has no commitments to purchase property, plant and equipment items.

5.8.  Intangible assets

Intangible assets as of September 30, 2023 and June 30, 2023 included the following:

	09/30/2023	06/30/2023
Gross carrying amount	204,300,750	202,306,618
Accumulated amortization	(31,266,214)	(28,522,662)
Net carrying amount	173,034,536	173,783,956

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Net carrying amount of each class of intangible assets is as follows:

	Net carrying	Net carrying
	amount	amount
Class	09/30/2023	06/30/2023
Seed and integrated products
HB4 soy and breeding program	31,476,363	31,679,681
Integrated seed products	2,786,562	2,841,008
Crop nutrition
Microbiological products	50,506,239	49,508,801
Other intangible assets
Trademarks and patents	58,730,415	59,760,753
Software	1,609,367	1,987,690
Customer loyalty	22,925,590	23,006,023
RG/RS/OX Wheat	5,000,000	5,000,000
Total	173,034,536	173,783,956

1.      Gross carrying amount as of September 30, 2023 is as follows:

	Gross carrying amount
	As of the		Foreign	As of the
	beginning of		currency	end of the
Class	the period	Additions	translation	period
Seed and integrated products
HB4 soy and breeding program	34,958,425	224,230	—	35,182,655
Integrated seed products	3,219,808	—	(8,178)	3,211,630
Crop nutrition
Microbiological products	55,645,028	1,723,274	(6,119)	57,362,183
Other intangible assets
Trademarks and patents	67,653,234	62,543	—	67,715,777
Software	5,582,411	1,943	(3,561)	5,580,793
Customer loyalty	30,247,712	—	—	30,247,712
RG/RS/OX Wheat	5,000,000	—	—	5,000,000
Total	202,306,618	2,011,990	(17,858)	204,300,750

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

2.      Accumulated amortization as of September 30, 2023 is as follows:

	Amortization
	Accumulated		Foreign	Accumulated as
	as of beginning		currency	of the end of the
Class	of the period	Of the period	translation	period
Seed and integrated products
HB4 soy and breeding program	3,278,744	427,548	—	3,706,292
Integrated seed products	378,800	47,229	(961)	425,068
Crop nutrition
Microbiological products	6,136,227	719,717	—	6,855,944
Other intangible assets
Trademarks and patents	7,892,481	1,092,881	—	8,985,362
Software	3,594,721	379,398	(2,693)	3,971,426
Customer loyalty	7,241,689	80,433	—	7,322,122
Total	28,522,662	2,747,206	(3,654)	31,266,214

3.      Gross carrying amount as of September 30, 2022 is as follows:

	Gross carrying amount
	As of the		Additions from
	beginning		business	Foreign currency	As of the end of
Class	of the period	Additions	combination	translation	the period
Seed and integrated products
HB4 soy and breeding program	31,371,088	361,006	—	—	31,732,094
Integrated seed products	3,181,155	—	—	—	3,181,155
Crop nutrition
Microbiological products	8,855,421	2,880,002	39,613,280	(3,945)	51,344,758
Other intangible assets
Trademarks and patents	12,183,045	3,679	55,420,441	—	67,607,165
Software	5,176,373	206,184	—	(1,652)	5,380,905
Customer loyalty	28,462,475	—	1,785,237	—	30,247,712
RG/RS/OX Wheat	5,000,000	—	—	—	5,000,000
Total	94,229,557	3,450,871	96,818,958	(5,597)	194,493,789

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

4.     Accumulated amortization as of September 30, 2022 is as follows:

	Amortization
	Accumulated as		Foreign	Accumulated
	of beginning of		currency	as of the end
Class	the period	Of the period	translation	of the period
Seed and integrated products
HB4 soy and breeding program	1,568,554	396,701	—	1,965,255
Integrated seed products	43,997	13,019	—	57,016
Crop nutrition
Microbiological products	3,063,073	1,057,149	—	4,120,222
Other intangible assets
Trademarks and patents	3,916,004	542,868	—	4,458,872
Software	3,008,388	141,044	(1,221)	3,148,211
Customer loyalty	5,924,672	326,051	—	6,250,723
Total	17,524,688	2,476,832	(1,221)	20,000,299

The amortization charge is included in Notes 6.3 and 6.4.

5.9.  Goodwill

	09/30/2023	06/30/2023

Rizobacter Argentina S.A.	28,080,271	28,080,271
Bioceres Crops S.A.	7,523,322	7,523,322
Pro farm Group, Inc.	76,089,749	76,089,749
Insumos Agroquímicos S.A.	470,090	470,090
	112,163,432	112,163,432

There were no indicators of goodwill impairment.

5.10. Investment properties

	09/30/2023	06/30/2023

Investment properties	3,675,493	3,589,749
	3,675,493	3,589,749

5.11. Trade and other payables

	09/30/2023	06/30/2023

Trade creditors	106,222,415	104,211,238
Shareholders and other related parties (Note 15)	27,708	35,292
Trade creditors - Parent company (Note 15)	270,645	644,191
Trade creditors - Joint ventures and associates (Note 15)	47,282,380	41,402,594
Taxes	5,138,674	3,561,058
Miscellaneous	183,536	953,301
	159,125,358	150,807,674

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.12. Borrowings

	09/30/2023	06/30/2023
Current
Bank borrowings	60,473,023	61,303,952
Corporate bonds	29,745,450	35,547,510
Trust debt securities	6,936,758	7,296,506
Net loans payables- Parents companies and related parties to Parent (Note 15)	3,565,754	3,491,691
	100,720,985	107,639,659
Non-current
Bank borrowings	7,586,944	10,663,266
Corporate bonds	41,202,548	50,007,680
	48,789,492	60,670,946

The carrying value of some borrowings as of September 30, 2023 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	09/30/2023		06/30/2023
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	60,473,023	57,553,255	61,303,952	57,209,155
Corporate Bonds	29,745,450	29,389,136	35,547,510	34,725,828

Non-current
Bank borrowings	7,586,944	5,620,759	10,663,266	10,374,646
Corporate Bonds	41,202,548	39,984,876	50,007,680	47,014,542

5.13. Secured Notes

Secured Guaranteed Notes

The carrying value of $25.9 million of the Secured Guaranteed Notes as of September 30, 2023 are measured  at amortized cost. Its fair value based on discounted cash flows, using a fair interest rate, would amount to $26.1 million.

Secured Convertible Guaranteed Notes

The carrying value of $51.0 million of the Secured Convertible Guaranteed Notes as of September 30, 2023 are measured at amortized cost. Its fair value based on discounted cash flows, using a fair interest rate, would amount to $53.3 million.

Under the terms of the Secured Convertible Guaranteed Notes, the Group is in compliance with covenants.

5.14. Employee benefits and social security

	09/30/2023	06/30/2023
Salaries, accrued incentives, vacations and social security	9,685,549	9,388,639
Key management personnel (Note 15)	333,616	218,068
	10,019,165	9,606,707

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.15. Deferred revenue and advances from customers

	09/30/2023	06/30/2023
Current
Advances from customers	17,019,407	9,216,032
Deferred revenue	15,752,495	15,659,630
	32,771,902	24,875,662
Non-current
Advances from customers	272,334	620,893
Deferred revenue	1,930,040	1,436,912
	2,202,374	2,057,805

6.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

6.1.  Revenue from contracts with customers

	09/30/2023	09/30/2022
Sale of goods and services	115,628,792	126,113,636
Royalties	554,013	729,612
	116,182,805	126,843,248

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 15.

6.2.  Cost of sales

Item	09/30/2023	09/30/2022
Inventories as of the beginning of the period	111,990,145	78,759,610
Business combination	—	11,064,908
Purchases of the period	71,694,655	79,325,509
Production costs	7,123,255	8,440,830
Foreign currency translation	(226,797)	(236,263)
Subtotal	190,581,258	177,354,594
Inventories as of the end of the period (*)	(118,965,477)	(101,678,716)
Cost of sales	71,615,781	75,675,878

(*)Net of agricultural products.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.3.  R&D classified by nature

	Research and	Research and
	development	development
	expenses	expenses
Item	09/30/2023	09/30/2022
Amortization of intangible assets	1,164,940	1,511,118
Analysis and storage	—	11,568
Import and export expenses	—	850
Depreciation of property, plant and equipment	157,808	142,373
Freight and haulage	3,917	5,300
Employee benefits and social securities	1,307,126	861,312
Maintenance	206,778	217,066
Energy and fuel	3,628	79,121
Supplies and materials	847,382	559,044
Mobility and travel	13,771	108,694
Share-based incentives	188,250	6,975
Professional fees and outsourced services	491,787	293,776
Office supplies	170,375	21,454
Information technology expenses	4,375	11,996
Insurance	21,049	10,537
Depreciation of leased assets	—	10,650
Miscellaneous	55	180
Total	4,581,241	3,852,014

	09/30/2023	09/30/2022
R&D capitalized (Note 5.8)	1,947,504	3,241,008
R&D profit and loss	4,581,241	3,852,014
Total	6,528,745	7,093,022

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.4.  Expenses classified by nature and function

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	09/30/2023
Amortization of intangible assets	30,478	1,551,788	1,582,266
Analysis and storage	570	153,473	154,043
Commissions and royalties	134,592	794,058	928,650
Import and export expenses	67,228	120,345	187,573
Depreciation of property, plant and equipment	643,006	442,589	1,085,595
Depreciation of leased assets	339,378	497,821	837,199
Impairment of receivables	—	352,920	352,920
Freight and haulage	643,877	2,989,094	3,632,971
Employee benefits and social securities	2,806,939	10,238,931	13,045,870
Maintenance	422,757	568,155	990,912
Energy and fuel	163,122	16,397	179,519
Supplies and materials	260,043	831,454	1,091,497
Mobility and travel	33,407	1,348,563	1,381,970
Publicity and advertising	—	1,161,498	1,161,498
Contingencies	—	27,109	27,109
Share-based incentives	275,432	5,729,986	6,005,418
Professional fees and outsourced services	509,450	1,575,982	2,085,432
Office supplies and registrations fees	149,888	370,770	520,658
Insurance	27,024	473,850	500,874
Information technology expenses	18,361	743,163	761,524
Obsolescence	505,285	—	505,285
Taxes	70,819	3,766,419	3,837,238
Miscellaneous	21,599	178,483	200,082
Total	7,123,255	33,932,848	41,056,103

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	09/30/2022
Amortization of intangible assets	43,456	922,258	965,714
Analysis and storage	5,425	113,265	118,690
Commissions and royalties	118,960	623,459	742,419
Import and export expenses	98,186	256,070	354,256
Depreciation of property, plant and equipment	746,609	493,111	1,239,720
Depreciation of leased assets	395,972	269,805	665,777
Impairment of receivables	—	156,053	156,053
Freight and haulage	241,533	3,474,028	3,715,561
Employee benefits and social securities	3,994,761	10,041,033	14,035,794
Maintenance	462,743	980,742	1,443,485
Energy and fuel	500,359	58,400	558,759
Supplies and materials	339,843	491,811	831,654
Mobility and travel	20,940	994,919	1,015,859
Publicity and advertising	—	1,888,497	1,888,497
Contingencies	—	2,448	2,448
Share-based incentives	100,206	120,170	220,376
Professional fees and outsourced services	674,014	4,610,610	5,284,624
Office supplies and registrations fees	32,546	289,467	322,013
Insurance	28,430	760,276	788,706
Information technology expenses	13,243	993,378	1,006,621
Obsolescence	539,382	79,107	618,489
Taxes	45,049	4,130,539	4,175,588
Miscellaneous	39,173	155,465	194,638
Total	8,440,830	31,904,911	40,345,741

6.5.  Other income or expenses, net

	09/30/2023	09/30/2022
Net result from commercialization of agricultural products	(1,316,393)	6,327
Expenses recovery	87,053	126,061
Other income or expenses, net	(2,295)	345,653
	(1,231,635)	478,041

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.6.  Finance results

	09/30/2023	09/30/2022
Financial costs
Interest expenses with the Parents (Note 15)	(97,063)	(149,734)
Interest expenses	(6,935,241)	(5,569,576)
Financial commissions	(629,553)	(1,060,537)
	(7,661,857)	(6,779,847)

Other financial results
Exchange differences generated by assets	(9,685,066)	(833,428)
Exchange differences generated by liabilities	10,335,537	6,322
Changes in fair value of financial assets or liabilities and other financial results	(151,646)	(569,032)
Net gain of inflation effect on monetary items	(380,960)	107,832
	117,865	(1,288,306)

7.    TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	09/30/2023	09/30/2022
Current tax expense	(6,457,134)	(6,020,201)
Deferred tax	6,028,094	1,007,558
Total	(429,040)	(5,012,643)

	09/30/2023	09/30/2022
Beginning of the period deferred tax	(28,472,383)	(24,994,569)
Additions for business combination	—	(16,704,770)
Charge for the period	6,028,094	1,007,558
Conversion difference	(3,718,889)	(261,014)
Total net deferred tax	(26,163,178)	(40,952,795)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	09/30/2023	09/30/2022
Earning before income tax-rate	(2,249,424)	8,924,643
Income tax expense by applying tax rate in force in the respective countries	(1,721,853)	(5,739,069)
Share of profit or loss of subsidiaries, joint ventures and associates	530,177	313,280
Stock options charge	(1,226,796)	(57,818)
Non-deductible expenses	(383,074)	(805,883)
Unrecognized deferred tax	—	(895,896)
Tax inflation adjustment	4,826,023	1,822,594
Result of inflation effect on monetary items and other finance results	(2,352,623)	213,857
Others	(100,894)	136,292
Income tax expenses	(429,040)	(5,012,643)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

8.   EARNING PER SHARE

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	09/30/2023	09/30/2022
Numerator
(Loss) profit for the period (basic EPS)	(4,591,634)	498,297
(Loss) profit for the period (diluted EPS)	(4,591,634)	498,297
Denominator
Weighted average number of shares (basic EPS)	62,846,690	60,537,110
Weighted average number of shares (diluted EPS)	62,846,690	61,736,679

Basic (loss) profit attributable to ordinary equity holders of the parent	(0.0731)	0.0082
Diluted (loss) profit attributable to ordinary equity holders of the parent	(0.0731)	0.0081

For the three-month period ended September 30, 2023 diluted EPS was equal to basic EPS as the effect of potential ordinary shares would be antidilutive.

For the three-month period ended September 30, 2022, diluted earnings per share was calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group had two categories of dilutive potential shares, share-based incentives and the convertible notes.

The stock options were included in the diluted EPS calculation for the period ended September 30, 2022 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option.

Convertible notes outstanding were not included in the diluted EPS calculations for the period ended September 30, 2022 because the interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

9.   EQUITY INFORMATION

Capital issued

As of September 30, 2023, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 62,849,997 ordinary shares issued and outstanding, (iii) 1,000,000 preferred shares ($0.0001 par value) authorized, (iv) no preferred shares issued and outstanding, (v) 3,951,917 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,231,761 shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

10.   CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	09/30/2023	09/30/2022
Investment activities
Net assets acquisition by business combination	—	150,510,313
Investment in-kind in other related parties (Note 15)	—	550,183
Capitalization of interest on buildings in progress	36,589	—
	36,589	151,060,496

	09/30/2023	09/30/2022
Financing activities
Capitalization of convertible notes (Note 5.13)	—	12,211,638
Purchase of own shares	—	(23,915,029)
	—	(11,703,391)

11.   JOINT VENTURES AND ASSOCIATES

	09/30/2023	06/30/2023
Assets
Synertech Industrias S.A.	37,550,684	36,026,710
Alfalfa Technologies S.R.L.	36,502	36,502
Moolec Science S.A.	3,233,598	3,233,598
	40,820,784	39,296,810

	09/30/2023	06/30/2023
Liabilities
Trigall Genetics S.A.	638,126	622,823
	638,126	622,823

Changes in joint ventures investments and affiliates:

	09/30/2023	09/30/2022
As of the beginning of the period	38,673,987	37,836,144
Foreign currency translation	—	100,868
Share of profit or loss	1,508,671	842,240
As of the end of the period	40,182,658	38,779,252

Share of profit or loss of joint ventures and affiliates:

	09/30/2023	09/30/2022
Trigall Genetics S.A.	(15,303)	(132,117)
Synertech Industrias S.A.	1,523,974	974,357
	1,508,671	842,240

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

12.   SEGMENT INFORMATION

The tables present information with respect to the Group´s reporting segments:

	Seed and
	integrated	Crop	Crop
Period ended September 30, 2023	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	21,677,053	55,754,360	38,197,379	115,628,792
Royalties	554,013	—	—	554,013
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	87,844	172,118	150,951	410,913
Total	22,318,910	55,926,478	38,348,330	116,593,718

Cost of sales	(14,110,381)	(36,183,792)	(21,321,608)	(71,615,781)
Gross profit per segment	8,208,529	19,742,686	17,026,722	44,977,937
% Gross margin	37%	35%	44%	39%

	Seed and
	integrated	Crop	Crop
Period ended September 30, 2022	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	13,073,640	62,986,173	50,053,823	126,113,636
Royalties	729,612	—	—	729,612
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	51,451	89,573	348,982	490,006
Total	13,854,703	63,075,746	50,402,805	127,333,254

Cost of sales	(5,539,489)	(45,035,250)	(25,101,139)	(75,675,878)
Gross profit per segment	8,315,214	18,040,496	25,301,666	51,657,376
% Gross margin	60%	29%	50%	41%

As of the current period, changes in the net realizable value of agricultural products after harvest have been excluded from segment information since those results depend on market fluctuations which are beyond the Group’s operating control. The company has recast the comparative amounts.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

13.   FINANCIAL INSTRUMENTS – RISK MANAGEMENT

Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of September 30, 2023, and June 30, 2023.

Financial assets by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial asset	09/30/2023	06/30/2023	09/30/2023	06/30/2023
Cash and cash equivalents	25,954,730	48,129,194	2,419,194	—
Other financial assets	502,910	657,612	14,628,202	11,922,317
Trade receivables	186,276,319	158,006,474	—	—
Other receivables (*)	11,753,573	12,124,724	—	—
Total	224,487,532	218,918,004	17,047,396	11,922,317
(*)	Advances expenses and tax balances are not included.

Financial liabilities by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial liability	09/30/2023	06/30/2023	09/30/2023	06/30/2023
Trade and other payables	152,753,083	142,582,166	6,372,275	8,225,508
Borrowings	149,510,477	168,310,605	—	—
Secured notes	76,911,874	75,213,146	—	—
Lease liability	13,552,751	13,889,223	—	—
Consideration for acquisition of assets	6,742,570	4,993,256	—	—
Total	399,470,755	404,988,396	6,372,275	8,225,508

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Financial instruments measured at fair value

Measurement at fair value at 09/30/2023	Level 1	Level 2	Level 3

Financial assets at fair value
US Treasury bills	9,719,486	—	—
Mutual funds	3,236,702	—	—
Other investments	1,672,014	—	—
Financial liability at fair value
Trade and other payables	—	6,372,275	—

Measurement at fair value at 06/30/2023	Level 1	Level 2	Level 3

Financial assets at fair value
US Treasury bills	9,163,298	—	—
Mutual funds	1,596,539	—	—
Other investments	1,162,480	—	—
Financial liability at fair value
Trade and other payables	—	8,225,508	—

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 5.12).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

The table below sets forth our net exposure to currency risk as of September 30, 2023:

Net foreign currency position	09/30/2023
Amount expressed in US$	(5,353,860)

Considering only this net currency exposure as of September 30, 2023 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the period ended September 30, 2023 would have resulted in a net pre-tax loss or gain of approximately $0.5 million.

14. LEASES

Right-of-use leased asset	09/30/2023	06/30/2023
Book value at the beginning of the period/year	21,163,192	15,828,032
Additions of the period/year	1,072,418	3,154,950
Additions from business combination	—	3,005,000
Disposals	(461,631)	(1,839,921)
Exchange differences	(513,269)	1,015,131
Book value at the end of the period/year	21,260,710	21,163,192

Depreciation	09/30/2023	06/30/2023
Book value at the beginning of the period/year	7,226,617	3,684,006
Depreciation of the period/year	837,199	3,565,894
Disposals	(274,431)	(171,870)
Exchange differences	(47,874)	148,587
Accumulated depreciation at the end of the period/year	7,741,511	7,226,617
Total	13,519,199	13,936,575

Lease liability	09/30/2023	06/30/2023
Book value at the beginning of the period/year	13,889,223	11,751,284
Additions of the period/year	1,072,418	3,154,950
Additions from business combination	—	3,245,000
Interest expenses, exchange differences and inflation effects	(238,851)	(406,494)
Payments of the period/year	(1,170,039)	(3,855,517)
Total	13,552,751	13,889,223

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Lease Liabilities	09/30/2023	06/30/2023
Non-current	9,225,862	10,030,524
Current	4,326,889	3,858,699
Total	13,552,751	13,889,223

The recognized right-of-use assets relate to the following types of assets:

	09/30/2023	06/30/2023
Machinery and equipment	3,655,741	3,655,741
Vehicles	1,433,616	1,475,581
Equipment and computer software	1,011,490	903,306
Land and buildings	15,159,863	15,128,564
	21,260,710	21,163,192

The incremental borrowing rate used was 2.13%.

15.   SHAREHOLDERS AND OTHER RELAED PARTIES BALANCES AND TRANSACTIONS

During the period ended September 30, 2023, and 2022, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Value of transactions for the period ended
Party	Transaction type	09/30/2023	09/30/2022
Joint ventures and associates	Sales and services	6,801,117	17,083,027
Joint ventures and associates	Purchases of goods and services	(20,691,171)	(25,314,814)
Key management personnel	Salaries, social security benefits and other benefits	(6,702,803)	(648,494)
Shareholders and other related parties	Sales of goods and services	1,590,568	261,418
Shareholders and other related parties	Purchases of goods and services	(196,051)	(239,772)
Shareholders and other related parties	In-kind contributions	—	550,183
Shareholders and other related parties	Net loans granted/(cancelled)	—	(1,609)
Shareholders and other related parties	Interest expenses	(23,000)	—
Parent company and related parties to Parent (Note 6.6)	Interest expenses	(97,063)	(149,734)
Total		(19,318,403)	(8,459,795)

		Amounts receivable from related parties
Party	Transaction type	09/30/2023	06/30/2023
Shareholders and other related parties	Other receivables	1,368,373	—
Shareholders and other related parties	Other receivables	2,919,431	3,792,429
Joint ventures and associates	Trade debtors	781,451	865,627
Joint ventures and associates	Other receivables	6,699,863	6,334,219
Total		11,769,118	10,992,275

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

		Amounts payable to related parties
Party	Transaction type	09/30/2023	06/30/2022
Parent company and related parties to Parent	Trade creditors	(270,645)	(644,191)
Parent company and related parties to Parent	Net loans payables	(3,565,754)	(3,491,691)
Key management personnel	Salaries, social security benefits and other benefits	(333,616)	(218,068)
Shareholders and other related parties	Trade and other payables	(27,708)	(35,292)
Joint ventures and associates	Trade creditors	(47,282,380)	(41,402,594)
Total		(51,480,103)	(45,791,836)

16.   KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the period ended September 30, 2023, and 2022.

	09/30/2023	09/30/2022

Salaries, social security and other benefits	509,135	421,143
Share-based incentives	6,193,668	227,351
Total	6,702,803	648,494

17.   SHARE-BASED PAYMENT

Pursuant to the 2023 Omnibus Equity Incentive Plan approved on May 12, 2023, in August 2023 the Board has granted the following stock options plan to certain directors, executives and management of the Group.

-	Past Share Option plan: immediately vested options with a strike price between $11.93 and $13.24.
-	Base Share Option plan: to vest and become exercisable in equal installments on June 30, 2023, June 30, 2024, and June 30, 2025, with a strike price of $10.47.
-

Performance Share Option plan: to vest and become exercisable if the Company’s fiscal year 2025 EBITDA reaches at least US$120 million, at 0% of the award, and linearly thereafter up to 100% of the awarded options when reaching at least US$150 million. This option has also a strike price of $10.47.

The fair value of the stock options at the grant date was estimated using the “Black-Scholes” model considering the terms and conditions under which the stock options were granted and adjusted to consider the possible dilutive effect of the future exercise of options. As of September 30, 2023, the expenses associated with share-based incentive plans are included in results within “Share-based incentives” along with the associated increase in net worth.

18.   CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2023.

19.   EVENTS OCCURRING AFTER THE REPORTING PERIOD

Subsequent to September 30, 2023, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.